Exhibit 99.3
CONSENT OF CASSELS BROCK & BLACKWELL LLP

We hereby consent to the use of our name in the prospectus supplement filed by Avalon Rare Metals Inc. on July 27, 2011 under the headings “Certain Canadian Federal Income Tax Considerations,” “Eligibility For Investment” and “Legal Matters” and to the reference to our opinion under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility For Investment”. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section  7 of the United States Securities Act of 1933, as amended.

/s/ Cassels, Brock & Blackwell LLP
Cassels, Brock & Blackwell LLP

Date: July 27, 2011